                                                                  Rule 424(b)(3)
                                                            Regis. No. 333-25215
                                                     Medical Manager Corporation

                      SUPPLEMENT NO. 2 DATED JUNE 25, 1997
                       TO PROSPECTUS DATED APRIL 23, 1997

     On April 28, 1997, Medical Manager Corporation (the "Company") completed the proposed acquisition of LSM Computing, Inc. in exchange for 153,823 shares of the Company's Common Stock. Accordingly, the reference under the heading "Recent Developments" on page 37 of the Prospectus to the acquisition being a "Proposed Acquisition" should be revised to give effect to the acquisition, which was consummated on substantially the same terms as set forth in the Prospectus.

     On May 1, 1997, the Company completed the proposed acquisition of UNICO, Inc. in exchange for 353,615 shares of the Company's Common Stock. Accordingly, the reference under the heading "Recent Developments" on page 37 of the Prospectus to the acquisition being a "Proposed Acquisition" should be revised to give effect to the consummation of the acquisition, which was consummated on substantially the same terms as set forth in the Prospectus.

     On May 2, 1997, the Company completed the proposed acquisition of Adaptive Health Systems of Washington, Inc. in exchange for 200,500 shares of the Company's Common Stock. Accordingly, the reference under the heading "Recent Developments" on page 37 of the Prospectus to the acquisition being a "Proposed Acquisition" should be revised to give effect to the acquisition, which was consummated on substantially the same terms as set forth in the Prospectus.

     On May 21, 1997, the Company completed the proposed acquisition of Specialized Systems, Inc., in exchange for 300,000 shares of the Company's Common Stock. Accordingly, the reference under the heading "Recent Developments" on page 37 of the Prospectus to the acquisition being a "Proposed Acquisition" should be revised to give effect to the acquisition, which was consummated on substantially the same terms as set forth in the Prospectus.

     Additionally, on April 30, 1997, the size of the Board of Directors of the Company was increased from three (3) to seven (7) members, as was contemplated in the Final Prospectus dated January 30, 1997 relating to the Company's initial public offering. The following individuals were appointed to fill the four (4) newly created vacancies:

                       Courtney F. Jones
                       Frederick B. Karl, Jr.
                       Raymond Kurzweil
                       Chris A. Peifer

     Mr. Jones is a Class III director, with an initial term which expires at the Company's 1999 Annual Meeting of Stockholders, Mr. Karl is a Class I director, with an initial term which expires at the Company's 1997 Annual Meeting of Stockholders, Mr. Kurzweil is a Class II director, with an initial term which expires at the Company's 1998 Annual Meeting of Stockholders and Mr. Peifer is be a Class II director, with an initial term which expires at the Company's 1998 Annual Meeting of Stockholders. Each of Messrs. Jones, Kurzweil and Peifer is an independent director and has been appointed to serve on the Company's Audit and Compensation Committees.

     Accordingly, the sections headed "Management" and "Principal Stockholders" on pages 38 and 44, respectively, of the Prospectus are revised as follows.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of June 25, 1997 concerning each of the Company's current directors and executive officers.

                NAME                      AGE                           POSITION
                ----                   ---------                        --------
Michael A. Singer....................     50      Chairman of the Board; Chief Executive Officer
John H. Kang.........................     34      President; Director
                                                  Executive Vice President -- Sales and Marketing;
Richard W. Mehrlich..................     49      Director
Lee A. Robbins.......................     55      Vice President and Chief Financial Officer
John P. Sessions.....................     55      Vice President and Chief Operating Officer
                                                  Vice President, General Counsel and Secretary;
Frederick B. Karl, Jr................     42      Director
Courtney F. Jones....................     57      Director
Raymond Kurzweil.....................     49      Director
Chris A. Peifer......................     49      Director

     Michael A. Singer has been Chairman of the Board and Chief Executive Officer of the Company since the consummation of the Offering. Mr. Singer is the founder of PPI and the principal inventor of The Medical Manager software program. From PPI's inception in 1981, he has been the sole shareholder, a director and the President and Chief Executive Officer. Mr. Singer received a B.A. in Business Administration from the University of Florida in 1969, and a Masters degree in Economics from the University of Florida in 1971.

     John H. Kang has been President and a director of the Company since July 1996. He is the founder of NMS and has served as its President since its inception in 1994. In 1987, Mr. Kang founded J. Holdsworth Capital, Ltd., a private investment firm, and is currently its President. He has been a director of Amorphous Technologies International, a company engaged in the research and development and manufacture of metal alloy, since May 1995. Mr. Kang also has been a director of Nutcracker Snacks, Inc., a manufacturer of snack foods, since December 1988. From June 1988 to September 1996, Mr. Kang was the Chairman and a director of Clayton Group, Inc., a distributor of waterworks materials. Mr. Kang received an A.B. in Economics from Harvard College in 1985.

     Richard W. Mehrlich has been Executive Vice President -- Sales and Marketing and a director of the Company since the consummation of the Offering. Mr. Mehrlich is the founder and a director of SPI, and has been President and Chief Executive Officer of SPI since its inception in 1980. Mr. Mehrlich's previous sales and marketing experience includes serving as Director of Marketing for Dynabyte Corporation, a microcomputer hardware manufacturer, and as a regional sales representative for Texas Instruments, Component Sales Division. Mr. Mehrlich received a degree in Electrical Engineering from the Milwaukee School of Engineering in 1970.

     Lee A. Robbins has been Vice President of the Company since November 1996 and Chief Financial Officer since the consummation of the Offering. From July 1995 through November 1996, Mr. Robbins served as Vice President and Chief Financial Officer of American Ophthalmic Incorporated, a physical practice management company. From 1985 to June 1995, he was Vice President and Chief Financial Officer of Puritan-Bennett Corporation, a respiratory equipment company. Before entering the health care management industry in 1985, Mr. Robbins held a number of financial positions with Armco Inc., a Fortune 500 company based in Middletown, Ohio. Mr. Robbins received a B.S. in Accounting from the University of Cincinnati and an M.B.A. from Xavier University.

     John P. Sessions has been Vice President and Chief Operating Officer of the Company since April 1997. Prior to joining the Company, Mr. Sessions was employed as Executive Vice President and Chief Operating Officer of Companion Technologies, Inc., a subsidiary of Blue Cross/Blue Shield of South Carolina, from

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1995 to 1997. From 1986 to 1995, Mr. Sessions served as Vice President and Chief
Operating Officer of Companion Technologies, Inc. Mr. Sessions graduated with a degree in Computer Science from the Electronic Computer Programming Institute of the University of South Carolina in 1968.

     Frederick B. Karl, Jr. has been Vice President, General Counsel and Secretary of the Company since the consummation of the Offering and became a director in April 1997. Mr. Karl has been the General Counsel of PPI since 1988, and also has served as a Vice President of PPI since 1990. He provided legal services to PPI from 1984 through 1988 while he was in private practice. Mr. Karl received a B.A. from Florida State University in 1977 and a J.D. from the University of Florida College of Law in 1981.

     Courtney F. Jones has been a director of the Company since April 1997. Mr. Jones has served as Director, Chairman of the Audit Committee and Member of the Executive Committee of First Data Corporation since its inception in 1992. Prior to that, Mr. Jones served as Managing Director in the Investment Banking Division of Merrill Lynch & Co., Inc. from 1989 to 1990, Director, Executive Vice President and Chief Financial Officer of Merrill Lynch & Co. from 1985 to 1989 and Secretary to the Finance Committee of the Board of Directors and Treasurer of General Motors Corporation from 1982 to 1985. Mr. Jones received his B.S. degree from Wayne State University in 1963 and his M.B.A. degree from the University of Chicago in 1968.

     Raymond Kurzweil has been a director of the Company since April 1997. Mr. Kurzweil is the founder of Kurzweil Applied Intelligence, Inc. ("KAI") and has served as Chief Technology Officer of KAI since its inception in 1982. KAI has executed a definitive agreement to be acquired. Upon the consummation of this acquisition, Mr. Kurzweil will no longer be an employee of KAI, but will serve as a consultant to KAI. Mr. Kurzweil has also served as the Chairman and Chief Executive Officer of Kurzweil Educational Systems, Inc. and Kurzweil Technologies, Inc. since 1996 and 1995, respectively. Mr. Kurzweil also serves on the Board of Directors of Wang Laboratories, Inc. Mr. Kurzweil received a B.S. degree in Computer Science and Literature from Massachusetts Institute of Technology in 1970.

     Chris A. Peifer has been a director of the Company since April 1997. Mr. Peifer has been the President of Tice Financial Services, Inc. ("Tice") in Tampa, Florida since 1987. Prior to joining Tice, Mr. Peifer was Chairman and Chief Executive Officer of EESCO, Inc., a regional distributor of electrical equipment headquartered in Chicago, IL, from 1985 to 1987. From 1982 to 1985, Mr. Peifer was President and Chief Executive Officer of Bass & Company of Atlanta, GA. Mr. Peifer was a founder and served as a director of The Commercial Bank of Georgia from 1988 to 1996. Mr. Peifer has served as a director of PrimeSource of Dallas, Texas from 1989 to the present. Mr. Peifer received a B.A. degree from Denison University in 1970 and an M.B.A. degree from the Kellogg School at Northwestern University.

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

                             PRINCIPAL STOCKHOLDERS

     The following tables sets forth certain information as of June 25, 1997 regarding the beneficial ownership of the Common Stock of the Company by (i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each executive officer; and (iv) all executive officers and directors as a group. All persons listed have an address in care of the Company's principal executive offices, except as otherwise indicated, and have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                              SHARES BENEFICIALLY
                                                                     OWNED
                                                              --------------------
                            NAME                               NUMBER      PERCENT
                            ----                              ---------    -------
Michael A. Singer...........................................  6,395,000     34.2%
John H. Kang................................................    515,614      2.8%
Richard W. Mehrlich.........................................  2,210,000     11.8%
Lee A. Robbins(1)...........................................     30,000        *
John P. Sessions(2).........................................      1,000        *
Frederick B. Karl, Jr.(3)...................................     36,000        *
Courtney F. Jones(4)........................................          0        0
Raymond Kurzweil(5).........................................          0        0
Chris A. Peifer(6)(7).......................................     96,636        *
Electronic Data Systems Corporation.........................  1,221,896      6.5%
  5400 Legacy Drive
  Plano, Texas 75024-3105

All executive officers and directors as a group (9
  persons)..................................................  9,284,250     49.6%

---------------

(1) Includes 25,000 shares underlying options which are exercisable within 60 days of the date hereof. Does not include 95,000 shares issuable in connection with options that are not exercisable within 60 days of the date hereof.
(2) Excludes 50,000 shares of Common Stock awarded to Mr. Sessions on April 18, 1996, the date of the execution of his employment agreement with the Company, which share award vests in six equal annual installments beginning on April 18, 1998. Also excludes 100,000 shares issuable in connection with options that are not exercisable within 60 days hereof.
(3) Includes 35,000 shares underlying options which are exercisable within 60 days of the date hereof. Does not include 105,000 shares issuable in connection with options that are not exercisable within 60 days of the date hereof.
(4) Excludes 20,000 shares issuable in connection with options that are not exercisable within 60 days of the date hereof.
(5) Excludes 10,000 shares issuable in connection with options that are not exercisable within 60 days of the date hereof.
(6) Excludes 10,000 shares issuable in connection with options that are not exercisable within 60 days of the date hereof.
(7) Mr. Peifer acquired 51,636 of the 96,636 beneficially owned shares in connection with the Company's acquisition of NMS, which was one of the Founding Companies.

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